RECEIVED
APR 10 2007
REGISTRAR & TRANSFER

CORPORATE CONSULTING AGREEMENT

This Agreement ("Agreement") dated March 15th 2007 is by and between Frontier Energy Corp., a Nevada corporation* (FRGY) *(the "Company")and Larry Tayor of 49 Templeton Dr Suite 201 Vancouver B.C. V5L4M9 ("Consultant").

WHEREAS, the Company is engaged in development/drilling/production of oil and gas concessions.

WHEREAS, CONSULTANT is engaged in providing business services for publicly-traded companies.

WHEREAS, the Company desires to obtain the benefits of CONSULTANT's experience and know-how, and accordingly, the Company has offered to engage CONSULTANT to render consulting and advisory services to the Company on the terms and conditions hereinafter set forth.

WHEREAS, CONSULTANT desires to accept such engagement upon such terms and conditions hereinafter set forth.

NOWTHEREFORE in consideration of the foregoing, the parties agree as follows:

Section 1. **SERVICES RENDERED**

CONSULTANT:

1. Shall source viable oil/gas prospects/properties.
2. Namely Excesior Oil and try to negotiate an agreement on behalf of Frontier Energy.
3. Will bring Consultant's extensive client list

Section 2. **COMPENSATION**

(a) CASH . The Company is not paying Consultant any cash compensation.

(b) OTHER COMPENSATION. The Company issues to the Consultant, 200,000 S8 shares.[,free trading shares.]

Section 3. **RELATIONSHIP OF PARTIES**

This Agreement shall not constitute an employer-employee relationship. It is the intention of each party that CONSULTANT shall be an independent contractor and not an employee of the Company. All compensation paid to CONSULTANT shall constitute earnings to CONSULTANT and be classified as normal income. The Company shall not withhold any amounts therefrom as U.S. federal or state income tax withholding, or as employee contribution to Social Security or any other employer withholding applicable under state or federal law.

Section 4. **TERM**

The term of this Agreement shall be three (3) months commencing March 15th, 2007.

Section 5. **TERMINATION**

This Agreement may be terminated by either party with cause only, and only under the following circumstances; when either party *(i)* knowing and willfully breaches any term(s) of this Agreement, or *(ii)* knowing and willfully commits any act(s) related to the normal conduct of business which are unlawful, or any serious criminal action as promulgated pursuant to local, state, or federal law or laws governing the sovereignty of Israel.